# SEC Schedule 13D/A (Amendment No. 40) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AVALON HOLDINGS CORPORATION, CIK 0001061069
CUSIP: 05343P109
Title of class of securities: AVALON HOLDINGS CLASS A
Address of issuer's principal executive offices: ONE AMERICAN WAY, WARREN, Ohio (OH), 44484
Date of event which requires filing of this statement: 05/21/2025
Filed by CIK 0001077628
Persons authorized to receive notices and communications: Anil Choudary Nalluri, M.D., 3954 Montereale Drive, Canfield, Ohio (OH), 44406, 330-783-1147

## Reporting persons
- Anil Choudary Nalluri (CIK 0001077628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 100; shared voting power 100; sole dispositive power 100; shared dispositive power 100; aggregate amount beneficially owned 1,149,723

## Item 1. Security and Issuer
Title of class of securities: AVALON HOLDINGS CLASS A
Name of issuer: AVALON HOLDINGS CORPORATION
Address of issuer's principal executive offices: ONE AMERICAN WAY, WARREN, Ohio (OH), 44484

## Item 2. Identity and Background
Name of person filing: Anil Choudary Nalluri
Residence or business address: 3954 Montereale Drive Canfield OH 44406
Present principal occupation or employment: Psychiatrist
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction: Investment

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 34.97
Number of shares as to which each person has sole or shared power to vote or dispose: 1,149,723

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Personal Finances

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Anil Choudary Nalluri: /s/ Anil Choudary Nalluri, M.D., Anil Choudary Nalluri, M.D. (05/22/2025)